

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2023

Lisa Roger
Chief Financial Officer
Barfresh Food Group Inc.
3600 Wilshire Boulevard, Suite 2730
Los Angeles, California 90010

   Re: Barfresh Food Group Inc.
    Registration Statement on Form F-3
    Filed October 26, 2023
    File No. 333-275185

Dear Lisa Roger:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Gregory Herbers at 202-551-8028 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing

cc: Fay Matsukage